EXHIBIT 18.1

May 10, 2023

The Board of Directors

Charge Enterprises, Inc.

125 Park Ave, 25th Floor

New York, NY 10017

Ladies and Gentlemen:

Note 2 of Notes to the consolidated financial statements of Charge Enterprises, Inc. (the “Company”) included in its Form 10-Q for the three months ended March 31, 2023 describes a change in the method of accounting for stock-based compensation expense recognition from the graded vesting attribution method to the straight-line attribution method. There are no authoritative criteria for determining a ‘preferable’ stock-based compensation expense recognition method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Charlotte, NC